November 5, 2009

Perry Hindin
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Piedmont Office Realty Trust, Inc., Schedule TO-T filed October 26, 2009, by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers, SEC File No. 005-80150

Dear Mr. Hindin:

Thank you for your letter dated November 3, 2009, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
If we assign the right to purchase Shares to an affiliate (which we do not intend to do), we will add that entity as a filing person in an amendment and disclose the number of Shares allocated to such entity in that filing.  We do not agree that doing so would require an extension of the offer period, because such a change is immaterial to the selling shareholders.  Any such affiliate would be, by definition, under common control with MPF, and thus the disclosure regarding control persons would be unchanged.

2.
While I do not believe that the Commission has the authority to require an offeror to make an offer that would be illegal in a foreign jurisdiction, I believe the issue is moot.  We will interpret the restriction as only applicable to residents of U.S. States where the offer might not be in compliance with the laws of such State.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com